Exhibit 11

Statement Regarding Computation of Per Share Earnings

The following table is the reconciliation of basic and diluted earnings per share for the three months ended March 31, 2010 and 2009 (dollars in thousands except per share amounts):

	Three months ended March 31, 2010		Three months ended March 31, 2009
	Basic	Diluted	Basic	Diluted

Net income attributable to Brookline Bancorp, Inc.	$6,353	$6,353	$3,444	$3,444

Weighted average shares outstanding	58,554,922	58,554,922	57,919,412	57,919,412
Effect of dilutive securities	—	4,864	—	133,345
Adjusted weighted average shares outstanding	58,554,922	58,559,786	57,919,412	58,052,757

Earnings per share	$0.11	$0.11	$0.06	$0.06